UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Schedule TO

 (Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

Fly Leasing Limited

(Name of Subject Company (Issuer) and Filing Person (Offeror))

American Depositary Shares

 (Title of Class of Securities)

34407D109

(CUSIP Number of Class of Securities)

Puglisi & Associates

850 Library Avenue, Suite 204

 Newark, Delaware 19711

(302) 738-6680

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)

With copies to:

Boris Dolgonos, Esq.
Jones Day

 222 East 41st Street

New York, New York 10017

 (212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$75,000,000	$7,552.50

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase common shares, $0.001 par value, held in the form of American Depositary Shares, for an aggregate purchase price of up to $75,000,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016, equals $100.70 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,552.50	Filing Party:	Fly Leasing Limited
Form or Registration No.:	Schedule TO	Date Filed:	November 17, 2015

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Fly Leasing Limited, a Bermuda exempted company (the “Company”) on November 17, 2015 (as amended, the “Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer to purchase for cash its common shares, $0.001 par value per share, held in the form of American Depositary Shares (the “Shares”), having an aggregate purchase price of up to $75,000,000, pursuant to (i) auction tenders at prices specified by the tendering shareholder of not less than $12.70 and not greater than $14.25 per Share or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes, less a cancellation fee of $0.03 per Share accepted for purchase in the offer that will be paid to Deutsche Bank Trust Company Americas, the Company’s depositary, and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2015, and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO and the Offer remains unchanged. This Amendment should be read in conjunction with the Schedule TO and the Offer.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(E)	Fly Leasing Limited Investor Presentation, dated December 3, 2015.
(a)(5)(F)	Fly Leasing Limited Investor Presentation, dated December 3, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLY LEASING LIMITED

By:	/s/ Gary Dales
Name: Gary Dales
Title: Chief Financial Officer

Date: December 3, 2015

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated November 17, 2015.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Advertisement.*
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated November 12, 2015 (furnished as Exhibit 99.1 to the Company’s Current Report on Form 6-K dated November 12, 2015 and incorporated herein by reference).
(a)(5)(B)	Transcript of applicable portions of the Company’s Third Quarter 2015 Earnings Call dated November 12, 2015 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule TO-C filed on November 13, 2015 (File No. 005-83186)).
(a)(5)(C)	Fly Leasing Limited Earnings Presentation, dated November 12, 2015 (incorporated by reference to Exhibit 99.3 to the Company’s Schedule TO-C filed on November 13, 2015 (File No. 005-83186)).
(a)(5)(D)	Press Release dated November 17, 2015.*
(a)(5)(E)	Fly Leasing Limited Investor Presentation, dated December 3, 2015.**
(a)(5)(F)	Fly Leasing Limited Investor Presentation, dated December 3, 2015.**
(b)	Not applicable.
(d)(1)	Deposit Agreement between Deutsche Bank Trust Company Americas and Babcock & Brown Air Limited (filed as Exhibit 4.2 to the Company’s Registration Statement on Form F-1 filed on September 12, 2007 (File No. 333-145994) and incorporated herein by reference).
(d)(2)	Trust Indenture, dated as of October 2, 2007, among Deutsche Bank Trust Company Americas, BNP Paribas, AMBAC Assurance Corporation and Babcock & Brown Air Funding I Limited (filed as Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed on September 12, 2007 (File No. 333-145994) and incorporated herein by reference).

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Exhibit Number	Description
(d)(3)	Registration Rights Agreement dated as of December 28, 2012, by and among Fly Leasing Limited and each shareholder identified therein (filed as Exhibit 4.19 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 and incorporated herein by reference).
(d)(4)	Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, National Association (filed as Exhibit 4.1 to the Company’s Current Report on Form 6-K dated December 11, 2013 and incorporated herein by reference).
(d)(5)	First Supplemental Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, Nation Association (filed as Exhibit 4.2 to the Company’s Current Report on Form 6-K dated December 11, 2013 and incorporated herein by reference).
(d)(6)	Second Supplemental Indenture dated as of October 3, 2014, between Fly Leasing Limited and Wells Fargo Bank, National Association (filed as Exhibit 4.1 to the Company’s Current Report on Form 6-K dated October 3, 2014 and incorporated herein by reference).
(d)(7)	Amendment No. 1 to Trust Indenture, dated as of October 24, 2014, by and among Babcock & Brown Air Funding I Limited, Deutsche Bank Trust Company Americas, BNP Paribas and AMBAC Assurance Corporation (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated herein by reference).
(d)(8)	Form of Director Service Agreement between Babcock & Brown Air Limited and each director thereof (filed as Exhibit 10.12 to the Company’s Registration Statement on Form F-1 filed on September 12, 2007 (File No. 333-145994) and incorporated herein by reference).
(d)(9)	Fly Leasing Limited 2010 Omnibus Incentive Plan (filed as Exhibit 4.5 to the Company’s Current Report on Form 6-K dated May 7, 2010 and incorporated herein by reference).
(d)(10)	Form of Stock Appreciation Right Award Agreement Plan (filed as Exhibit 4.6 to the Company’s Current Report on Form 6-K dated May 7, 2010 and incorporated herein by reference).
(d)(11)	Form of Restricted Stock Unit Award Agreement (filed as Exhibit 4.7 to the Company’s Current Report on Form 6-K dated May 7, 2010 and incorporated herein by reference).
(d)(12)	Amended and Restated Fly Leasing Limited Management Agreement dated as of December 28, 2012, between Fly Leasing Limited and Fly Leasing Management Co. Limited (filed as Exhibit 4.18 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 and incorporated herein by reference).
(d)(13)	First Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated June 19, 2015, between Fly Leasing Limited and Fly Leasing Management Co. Limited (filed as Exhibit 4.2 to the Company’s Current Report on Form 6-K dated August 5, 2015 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed on Schedule TO.

** Filed herewith.

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